Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2018 Financial Results and Provides Business Update

Numerous Clinical Data Announcements and Study Initiations Expected in 2019

Current Cash Balance Expected to Fund the Company Into 2021

Edinburgh, United Kingdom, March 7, 2019 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2018 and provided an update on its extensive clinical program with its transformative ProTide™ therapeutics.

As of December 31, 2018, NuCana had cash and cash equivalents of £77.0 million compared to £78.4 million as of September 30, 2018 and £86.7 million as of December 31, 2017. NuCana reported a loss of £3.6 million for the quarter ended December 31, 2018, compared to £5.0 million for the quarter ended December 31, 2017 as the Company continued to advance its various clinical programs. Net loss for the year ended December 31, 2018 was £13.8 million, compared to a net loss of £23.1 million for the year ended December 31, 2017. Basic and diluted loss per share was £0.11 for the quarter and £0.43 for the year ended December 31, 2018, compared to £0.16 per share for the comparable quarter and £0.89 on a year-over-year basis in 2017.

NuCana believes its current cash and cash equivalents will be sufficient to fund operations into 2021. In addition to continuing or completing the ongoing clinical studies, NuCana’s current cash and cash equivalents will enable the following:

•	Open a Phase III study of Acelarin in combination with cisplatin in patients with advanced or metastatic biliary tract cancer;

•	Initiate a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer; and

•	Initiate a Phase II/III clinical study of NUC-3373 in combination with other agents for patients with colorectal cancer.

“2018 has been another very productive year for NuCana highlighted by several encouraging clinical data presentations for Acelarin and NUC-3373,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We began the year by announcing interim data at ASCO-GI from the ongoing Phase Ib study of Acelarin plus cisplatin for patients with advanced biliary tract cancer, which showed a 50% response rate, approximately doubling the response rate seen with the standard of care, gemcitabine plus cisplatin, in this patient population. At the European Society for Medical Oncology (ESMO) 2018 Congress in October, we announced that the second cohort from this study maintained a 50% response rate. In addition, results showed the combination was well-tolerated and several patients achieved significant reductions in their tumor volume as well as further tumor shrinkage over time.”

Mr. Griffith continued: “Additionally, in October we announced at ESMO interim data from an ongoing Phase I study of our second ProTide, NUC-3373, a transformation of the active anti-cancer metabolite of 5-fluorouracil (5-FU), in patients with advanced solid tumors who had exhausted all current standards of care. Notably, three patients achieved stable disease lasting more than nine months at the time of data cutoff and, importantly, no patients developed hand-foot syndrome, which is a debilitating side effect associated with fluoropyrimidine therapy.”

Mr. Griffith added: “In addition to the clinical successes of our first two ProTides, we expect to enroll the first patients with advanced solid tumors in the Phase I clinical study of our third ProTide, NUC-7738, which is based on a novel nucleoside analog, 3’-deoxyadenosine, and which has shown potent anti-cancer activity in preclinical studies.”

Mr Griffith concluded: “We are very pleased with the progress NuCana made in 2018. We have continued to validate our ProTide technology’s ability to transform some of the most widely prescribed chemotherapy agents into more efficacious and safer treatments. With plans to open a Phase III study of Acelarin plus cisplatin in patients with advanced biliary tract cancer and additional data from the two ongoing studies with NUC-3373, as a single agent in patients with advanced solid tumors as well as in combination with other agents typically combined with 5-FU in patients with advanced colorectal cancer, we anticipate 2019 being another important year for NuCana.”

Anticipated Milestones

•	Acelarin® is NuCana’s ProTide transformation of gemcitabine. In 2019, NuCana expects to:

•	Open a Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	Contingent on regulatory guidance and other factors, evaluate the initiation of a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer.

•	Report interim data from the ongoing Phase II study (PRO-105) of single-agent Acelarin for patients with platinum-resistant ovarian cancer.

•	Continue enrollment in the Phase III study (Acelarate) of Acelarin as a first-line treatment compared to gemcitabine for patients with metastatic pancreatic cancer.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of the active anti-cancer metabolite of 5-FU. In 2019, NuCana expects to:

•

Report interim data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer in combination with other agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan.

•	Report additional data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with advanced colorectal cancer.

•	NUC-7738 is NuCana’s ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine . In 2019, NuCana expects to:

•	Report interim data from the Phase I study (NuTide:701).

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s results of operations for the fourth quarter and year ended December 31, 2018; the amount and sufficiency of the Company’s cash and cash equivalents to fund its operations into 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the three months ended December 31,		For the year ended December 31,
	2018	2017	2018	2017
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(4,650)	(3,807)	(16,846)	(17,673)
Administrative expenses	(1,585)	(645)	(5,184)	(4,573)
Initial public offering related expenses	—	—	—	(1,794)
Net foreign exchange gains (losses)	1,137	(1,419)	2,902	(1,654)

Operating loss	(5,098)	(5,871)	(19,128)	(25,694)
Finance income	326	83	1,065	208

Loss before tax	(4,772)	(5,788)	(18,063)	(25,486)
Income tax credit	1,160	746	4,223	2,401

Loss for the year	(3,612)	(5,042)	(13,840)	(23,085)

Basic and diluted loss per share	(0.11)	(0.16)	(0.43)	(0.89)

Condensed Consolidated Statements of Financial Position

at December 31,

	2018	2017
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	3,122	1,938
Property, plant and equipment	427	358
Deferred tax asset	47	81

	3,596	2,377

Current assets
Prepayments, accrued income and other receivables	2,354	3,050
Current income tax receivable	4,263	4,225
Cash and cash equivalents	76,972	86,703

	83,589	93,978

Total assets	87,185	96,355

Equity and liabilities
Capital and reserves
Share capital and share premium	80,715	80,508
Other reserves	59,692	58,071
Accumulated deficit	(58,813)	(45,159)

Total equity attributable to equity holders of the Company	81,594	93,420

Non-current liabilities
Provisions	26	18

Current liabilities
Trade payables	2,455	1,120
Payroll taxes and social security	127	157
Accrued expenditure	2,983	1,640

	5,565	2,917

Total liabilities	5,591	2,935

Total equity and liabilities	87,185	96,355

Condensed Consolidated Statements of Cash Flows

for the year ended December 31,

	2018	2017
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the year	(13,840)	(23,085)
Adjustments for:
Income tax credit	(4,223)	(2,401)
Amortization and depreciation	371	194
Finance income	(1,065)	(208)
Share-based payments	1,795	11,731
Initial public offering (IPO) related expenses	—	1,794
Net foreign exchange (gains) losses	(2,959)	1,584

	(19,921)	(10,391)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	817	458
Increase in trade payables	1,335	392
Increase in payroll taxes, social security and accrued expenditure	1,321	551

Movements in working capital	3,473	1,401

Cash used in operations	(16,448)	(8,990)

Net income tax credit received	4,224	282

Net cash used in operating activities	(12,224)	(8,708)

Cash flows from investing activities
Interest received	973	162
Payments for property, plant and equipment	(210)	(370)
Payments for intangible assets	(1,414)	(725)

Net cash used in investing activities	(651)	(933)

Cash flows from financing activities
Proceeds from issue of share capital	—	79,834
IPO related expenses from issue of share capital – included in share premium	—	(413)
IPO related expenses included in statement of operations	—	(1,794)
Proceeds from issue of share capital - exercise of share options	207	120

Net cash from financing activities	207	77,747

Net (decrease) increase in cash and cash equivalents	(12,668)	68,106

Cash and cash equivalents at beginning of year	86,703	19,990

Foreign currency translation differences	2,937	(1,393)

Cash and cash equivalents at end of year	76,972	86,703

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com